Ridgeway
Petroleum Corp.

RECEIVED
2004 MAY -5 P 3:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04024863

#82 - 1819

April 26,2004

SUPPL

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819
Formerly Brenwest Mining Limited

Enclosed for your files are two copies of our April 26, 2004 News Release.

Sincerely,

Christiane Koeksal
Office Manager

dlw 5/6

encl.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway
Petroleum Corp.

COPY

NEWS RELEASE

RIDGEWAY ANNOUNCES DRILLING START

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, April 26, 2004---Ridgeway Petroleum Corp. announces that the drilling related to its development /appraisal project is scheduled to commence within the next week. Permits have been obtained and a drilling rig is under contract pending completion of its current drilling obligation.

The development/appraisal project is to consist of drilling and completing a number of wells to establish average well flow by zone, optimal drilling and completion procedures, more statistically persuasive data for gas composition, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field.

The establishment of optimal drilling and completion procedures will test the recommendations provided by Cambrian Management, Ltd. who were retained by Ridgeway. The successful implementation of these recommendations would dramatically reduce the well drilling and completion costs while providing significant increases in well productivity rates.

The drilling had been delayed pending the contracting of an appropriate drilling rig in a very tight service industry market.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR

Walter Ruck, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com